Mail Stop 7010

    July 28, 2005

via U.S. mail and facsimile to (954) 917-2775

Mr. Howard L. Ehler, Jr.
Chief Executive Officer and Chief Financial Officer
Imperial Industries, Inc.
1259 Northwest 21st Street
Pompano Beach, FL 33069-1417

 RE: Imperial Industries, Inc.
     Form 10-K for the fiscal year ended December 31, 2004
   Filed March 31, 2005
       File No. 001-07190

Dear Mr. Ehler:

    We have completed our review of your Form 10-K and have no
further comments at this time.

    If you have any further questions regarding our review of
your
filings, please direct them to Ryan Rohn, Staff Accountant, at
(202)
551-3739 or, in his absence, to Al Pavot, Staff Accountant at
(202)
551-3738, or to the undersigned at (202) 551-3255.

    Sincerely,

    Nili Shah
    Accounting Branch Chief
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

       DIVISION OF
CORPORATION FINANCE